Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INDEX TO INTERIM
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2013
(Unaudited)

The amounts are stated in U.S. dollars ($) in thousands.

Report Of Independent Registered Public Accounting Firm To the shareholders of Orckit Communications Ltd.

We have reviewed the accompanying condensed consolidated balance sheet of Orckit Communications Ltd. and its subsidiaries (the "Company") as of March 31, 2013, and the related condensed consolidated statements of operations and comprehensive loss for the three-month period ended March 31, 2013 and 2012, the condensed consolidated statements of capital deficiency for the three-month period ended March 31, 2013 and of cash flows for the three-month period ended March 31, 2013 and 2012.  These interim financial statements are the responsibility of the Company’s management and the Board of Directors.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a capital deficiency, recurring losses, negative cash flows from operating activities and has significant future commitments to repay its convertible subordinated notes. These facts raise substantial doubt as to the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows for the year then ended (not presented herein), and in our report dated March 20, 2013, we expressed an unqualified opinion on those consolidated financial statements and included an emphasis of matter relating to the significant doubt about the Company's ability to continue as a going concern. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2012, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

Tel-Aviv, Israel	Kesselman & Kesselman
May 26, 2013	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(U.S dollars in thousands)
(Unaudited)

	December 31,	March 31,
	2012	2013

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$2,873	$2,803
Restricted cash	354	378
Trade receivables	3,869	3,734
Inventory (note 4)	3,708	3,512
Other receivable	1,664	1,565
T o t a l current assets	12,468	11,992

LONG-TERM TRADE RECEIVABLES	577	601
SEVERANCE PAY FUND	1,603	1,600
PROPERTY AND EQUIPMENT, net	851	738
T o t a l assets	$15,499	$14,931
Liabilities and capital deficiency
CURRENT LIABILITIES:
Trade payables	$1,383	$1,778
Accrued expenses and other payables	4,382	4,533
Deferred income	1,555	1,338
Convertible subordinated notes, series A	1,377	1,409
Convertible subordinated notes, series B	18	37
T o t a l current liabilities	8,715	9,095
LONG-TERM LIABILITIES:
Accrued severance pay and other	1,956	1,925
Deffered income	717	753
Convertible subordinated notes, series A	11,588	12,110
Convertible subordinated notes, series B	510	1,003
Long-term convertible loan from shareholders (note 3)	400	400
T o t a l long-term liabilities	15,171	16,191
COMMITMENTS AND CONTINGENT LIABILITY (note 8)
T o t a l liabilities	23,886	25,286
CAPITAL DEFICIENCY:
Share capital - ordinary shares of no par value
(authorized: December 31, 2012 and March 31, 2013 - 170,000,000 shares; issued: December 31, 2012 - 33,686,134 shares; March 31, 2013 - 33,705,521 shares; outstanding: December 31, 2012 - 31,041,295 shares; March 31, 2013 - 31,060,682 shares) and additional paid in capital	362,590	362,777
Warrants	3,588	3,588
Accumulated deficit	(368,921)	(371,076)
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)
T o t a l capital deficiency	(8,387)	(10,355)
T o t a l liabilities and capital deficiency	$15,499	$14,931

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
 INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S dollars in thousands, except per share data)
(Unaudited)

	Three months ended March 31,
	2012	2013
REVENUES	$3,241	$2,280
COST OF REVENUES	1,516	1,067
GROSS PROFIT	1,725	1,213
RESEARCH AND DEVELOPMENT EXPENSES - net	1,508	782
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	2,676	1,259
OPERATING LOSS	(2,459)	(828)
FINANCIAL EXPENSES - net	(305)	(587)
EXPENSES FROM DEVALUATION
(REVALUATION) OF CONVERSION FEATURE EMBEDDED IN SERIES A CONVERTIBLE
NOTES	(359)	(254)
LOSS FROM REVALUATION OF SERIES B
CONVERTIBLE NOTES	(485)	(534)
OTHER INCOME	-	48
NET LOSS FOR THE PERIOD	$(3,608)	$(2,155)
LOSS PER SHARE (“EPS”):
Basic	$(0.16)	$(0.07)
Diluted	$(0.16)	$(0.07)
WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	22,765	31,050
Diluted	22,765	31,050

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS:

Net loss for the period	$(3,608)	$(2,155)
Other comprehensive Income:
Gain on available-for-sale marketable securities	637	-
NET COMPREHENSIVE LOSS FOR THE PERIOD	$(2,971)	$(2,155)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN CAPITAL DEFICIENCY
(U.S. dollars in thousands)
(Unaudited)

	Share capital and additional
	paid in capital
	Number of shares			Accumulated	Treasury	Total capital
	(in thousands)	Amount	Warrants	deficit	shares	deficiency
BALANCE AT JANUARY 1, 2013	31,041	$362,590	$3,588	$(368,921)	$(5,644)	$(8,387)
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2013:
Comprehensive loss				(2,155)		(2,155)
Compensation related to employee stock option grants		187				187
Exercise of options granted to employees	20	*				*
BALANCE AT MARCH 31, 2013	31,061	$362,777	$3,588	$(371,076)	$(5,644)	$(10,355)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

* Amounts are smaller than $1,000

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollars in thousands)
 (Unaudited)

	Three months ended March
	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(3,608)	$(2,155)
Adjustments to reconcile net loss for the period to net cash used in operating activities:
Depreciation and amortization:
Property and equipment	170	135
Deferred issuance costs	34	-
Accrued interest, premium amortization and currency differences on marketable securities	(157)	-
Decrease (increase) in accrued severance pay	115	(36)
Compensation related to employee stock option grants	149	187
Change in market value of series B convertible notes, net	485	512
Adjustments in the value of series A convertible notes	937	554
Increase in other long-term liabilities	5	5
Changes in operating assets and liabilities:
Decrease in trade receivables and other current assets	985	210
Increase (decrease) in trade payables, accrued expenses
and other payables	(1,173)	546
Decrease in deferred income	(37)	(181)
Decrease (increase) in inventories	(69)	196
Net cash used in operating activities	(2,164)	(27)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(22)
Funds in respect of accrued severance pay, net	(166)	3
Proceeds from sale of marketable securities	2,538	-
Purchase of marketable securities	(98)	-
Increase in restricted cash deposit	-	(5,024)
Net cash provided by (used in) investing activities	2,274	(5,043)
CASH FLOWS FROM FINANCING ACTIVITIES -
Proceeds from senior secured notes	-	5,000
Net cash provided by financing activities	-	5,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	110	(70)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	3,485	2,873
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	3,595	2,803
SUPPLEMENTARY DISCLOSURE OF CASH FLOW
INFORMATION – CASH PAID DURING THE PERIOD FOR:
Interest paid	331	-
Advances paid to income tax authorities	4	-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - Basis Of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the consolidated financial position and results of operations of Orckit Communications Ltd. and its subsidiaries (“Orckit" or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F dated April 29, 2013, as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of results that could be expected for the entire fiscal year.

The U.S. Dollar translations appearing in these financial statements are based on the representative exchange rate published by the Bank of Israel on actual relevant dates, or as on March 31, 2013, and are subject to change as the exchange rate of the New Israeli Shekel in relation to the U.S. Dollar fluctuates.

The Company has suffered recurring losses as well as negative cash flows from operating activities during recent years and has a capital deficiency. During 2012, the Company reached an arrangement with its Series A and Series B note holders for the deferral of the Series A notes March 2012 right for early repayment of the notes (“the Arrangement”). Furthermore, in order to improve its cash position and reduce its expenses, the Company implemented in 2012, cost reduction plans in which it dismissed a large portion of its headcount. These plans limit the Company’s ability to focus on marketing efforts towards its larger customers.

Management believes that in order to continue and repay its debentures it will need to raise further capital, through the sale of additional equity securities, raising senior debt, or commercializing a portion or all of its intellectual property. The Company may be unable to raise sufficient additional capital when needed or raise capital on favorable terms.

If the company is unable to obtain adequate funds on reasonable terms, it may be required to restructure its debt, curtail operations significantly, dispose of part or all of its assets, or obtain funds by entering into financing agreements on unattractive terms that will have a material adverse impact on meeting the obligations of the company as they come due.

The Company continuously evaluates various financing alternatives through fund raising in public, private equity and senior debt markets. Given the low level of conversions of the notes to ordinary shares pursuant to the Arrangement the assurance that the Company will be able to raise such additional capital is limited. Reference is made to the strategic investment agreement and the note purchase agreement signed on March 2013 and detailed below. At the current stage, the approval of these agreements is contingent upon approval from the Israeli Office of the Chief Scientist and the retirement of Orckit's Senior A notes and Senior B notes, and Orckit having at least $1 million in cash on the closing date and no debt (other than certain existing debt).

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - Basis Of Presentation (continued):

These facts raise substantial doubt as to the Company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

On March 12, 2013, the Company entered into a strategic investment agreement ("Investment Agreement") with Networks3, Inc. a non-practicing entity controlled by Hudson Bay Capital Management. Pursuant to the agreement, Networks3 will pay the Company $8 million upon closing, of which $5 million is for the purchase of the Company's patent portfolio, $2.5 million is for the purchase of 4,747,409 newly issued ordinary shares of Orckit at the price of $0.52 per share (constituting approximately 12.5% of Orckit's outstanding share capital after giving effect to the issuance thereof), and $0.5 million is for the purchase of an unsecured subordinated note in the principal amount of $0.5 million. The note will bear interest at the applicable federal rate (approximately 1% per year), will mature on the third anniversary of the closing and will be guaranteed by the Company’s subsidiary, Corrigent. Of such proceeds, $5 million are designated to repay Orckit's Senior A notes and Senior B notes, and $3 million is required to be used to finance the Company's ongoing activities. As part of the agreement, the Company has retained the right to use the patents.

In addition, Orckit will be issued common stock of Networks3 constituting 10% of its outstanding capital stock (after giving effect to the issuance thereof) and will have the right to receive a percentage of the profits of Networks3, if any, generated in the future by payments from third parties for past and future use of patents in the patent portfolio. Orckit's participation percentage will start at 25% of aggregate profits in excess of $7.5 million and will decrease in steps down to 5% of profits in excess of $250 million.

The closing of the Investment Agreement is conditioned upon various conditions, including the approval of the Israeli Office of the Chief Scientist of the sale of the patent portfolio on terms acceptable to Networks3 in its sole discretion, the retirement of Orckit's Senior A notes and Senior B notes, and Orckit having at least $1,000,000 in cash on the closing date and no debt (other than certain existing debt). The retirement of the notes will require a court approved arrangement with the note holders under Section 350 of the Israeli Companies Law.

On March 12, 2013, Orckit also entered into a note purchase agreement with two funds managed by Hudson Bay Capital to issue and sell to them senior secured notes in the aggregate principal amount of $5 million.  The transaction was consummated on March 18, 2013. The notes bear interest at the rate of 1.5% per year during the first four months and 15% per year thereafter. The notes will mature on the earlier of May 31, 2014 and the closing of the transactions contemplated by the aforementioned Investment Agreement. Orckit has the right to redeem the notes at any time, in whole or in part.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 1 - Basis Of Presentation (continued):

If an event of default occurs and the notes are redeemed after July 1, 2013, by either by the holders thereof or by Orckit, or if a bankruptcy event or a change of control of Orckit occurs at any time, Orckit would be required to pay an additional 20% of the outstanding principal amount plus all the interest that would have accrued under the notes until the scheduled maturity date. The notes are secured by a first priority lien on the patent portfolio of the Company and are guaranteed by Corrigent.

In connection with the above, Hudson Bay Capital deposited $5 million in a trustee account. Since the conditions for the right for offsetting between these amounts were met, the Company netted the $5 million senior secured notes liability with the $5 million of restricted cash in the trustee account.

NOTE 2 - Arrangement With Note Holders

On February 15, 2012, the Company reached a written agreement (hereafter - "the Arrangement") with the respective representatives of the holders of its Series A convertible notes (hereafter - "Series A") and the holders of its Series B convertible notes (hereafter - "Series B") with respect to a proposed arrangement under Section 350 of the Israeli Companies Law. The Arrangement provided for the deferral of the March 2012 early redemption right of the Series A note holders over approximately 29 months, with aggregate payments of $9.0 million in August 2012, $2.3 million in October 2012, $1.3 million in March 2013 and $11 million (plus all accrued and unpaid interest) in July 2014. In addition, an aggregate of $1.2 million in early payments to the Series B note holders will be made between August 2012 and July 2014 (See also note 11). The remaining balance of the principal amount of Series B is due in December 2017. The Arrangement does not reduce the total amounts payable to the note holders. In order to attempt to encourage note holders to convert their notes, the conversion price of the Series A and Series B was decreased for a certain period.

On June 19, 2012, the Company received the final approval of the District Court of Tel Aviv to the arrangement, following the approval of the Tel Aviv Stock Exchange and the Israel Securities Authority.

On July 2, 2012, the Company consummated the Arrangement with the holders of its Series A and Series B. Pursuant to the terms of the arrangement, the conversion price of the Series A was reduced from NIS 63.00 (approximately $16.10) per share to NIS 1.37 per share (approximately $0.35) during the period from July 3, 2012 and to July 22, 2012. Thereafter, the conversion price of the Series A increased to NIS 7.61 per share (approximately $1.95). The conversion price of the Series B was reduced from NIS 10.00 (approximately $2.56) per share to NIS 7.61 per share (approximately $1.95) during the period from July 3, 2012 and to July 12, 2012. Thereafter, the conversion price of the Series B was further reduced to NIS 1.83 per share (approximately $0.47) until August 6, 2012. Thereafter, the conversion price of the Series B returned to NIS 7.61 per share.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 2 - Arrangement With Note Holders (continued):

Between July 3, 2012 and August 6, 2012, an aggregate of NIS 3,260,125 (approximately $816,000) principal amount of Series A were converted into 2,379,653 ordinary shares, and an aggregate of NIS 10,720,285 (approximately $2,685,000) principal amount of Series B were converted into 5,858,079 ordinary shares. The above-mentioned conversions of Series B include the conversion of NIS 6,731,000 (approximately $1,686,000) principal amount of Series B held by Mr. Izhak Tamir, President, Chief Financial Officer and a director of the Company, and NIS 546,000 (approximately $137,000) principal amount of Series B held by Mr. Eric Paneth, Chairman of Board of directors of the Company, which are all the notes held by them. These conversions reduced the aggregate outstanding principal amount of Series A to NIS 77,735,203 (approximately $19.9 million) and the aggregate principal amount of the Series B outstanding to NIS 20,058,715 (approximately $5.1 million).

The foregoing does not include NIS 26,000,000 (or approximately $6.6 million) aggregate principal amount of Series A that were purchased in the open market by Orckit-Corrigent Ltd., a wholly-owned subsidiary of the Company, in 2009 and are now secured by a lien in favor of the trustee of Series A.

During August 2012, the Company repaid an aggregate principal amount of NIS 29,662,842 (approximately $7.4 million) of Series A notes and an aggregate principal amount of NIS 2,117,181 (approximately $525,000) of Series B. During October 2012, the Company repaid an aggregate principal amount of NIS 7,535,235 (approximately $1.9 million) of Series A and an aggregate principal amount of NIS 1,398,724 (approximately $358,000) of Series B (see also note 11).

During April 2013 (after the balance sheet date) the Company repaid an aggregate principal amount of NIS 4,302,389 (approximately $1.2 million) of Series A and an aggregate principal amount of NIS 559,730 (approximately $155,000) of Series B. The Series B notes are presented in the balance sheet based on its fair value which on the balance sheet date was lower than the amount of the actual debt value.

The Arrangement was considered to be a troubled debt restructuring under ASC 470-60 based on both quantitative and qualitative factors.  Based on the future undiscounted cash flow payments being greater than the net carrying value of the original debt, no gain was recorded in the Company's Statement of Operations. A new effective interest rate was established based on the revised cash flows as a result of the Arrangement.

Pursuant to the arrangement, the Company has the right to force the conversion of the Series A and the Series B at the price of $1.95 per share if the prevailing market price of its ordinary shares is at least $3.00 per share. Prevailing market price is the price on the Tel Aviv Stock Exchange for any 20 trading days within a period of 30 consecutive trading days.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 2 - Arrangement With Note Holders (continued):

Since the conversion price of the Notes is denominated in NIS, and the Company’s functional currency is the U.S. dollar, this conversion option is deemed to be an embedded derivative that should be measured and accounted for separately. Accordingly, the conversion option is marked to market each reporting period with the difference recorded as financial income or expense. The Company measured the fair value of the conversion feature on the Arrangement date at approximately $293,000 and on March 31, 2013 at approximately $272,000.

NOTE 3 - Convertible Loans from Shareholders

On June 5, 2012 and on June 7, 2012, respectively, Messrs. Izhak Tamir, the Co Founder,  CEO, Chief Financial Officer of the Company and a member in its board of directors, and Eric Paneth, the Co Founder, Chairman Board of directors of the Company, each provided an unsecured loan to the Company in the amount of $200,000, which would be converted into ordinary shares in an equity offering as part of the satisfaction of their commitments described in the signed arrangement with note holders, dated July 2, 2012. The loans do not bear interest, are subordinated to all of the Company obligations pursuant to the Series A notes and Series B notes and may be repaid only after the note holders have been fully repaid.

NOTE 4 - Inventories

Inventories consist of raw materials and supplies and finished products and are valued at the lower of cost or market. The composition of the Company’s inventories was as follows:

	December 31,	March 31,
	2012	2013
	U.S. dollars in thousands
Raw materials	$1,009	$944
Finished goods	2,699	2,568
	$3,708	$3,512

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 5 - Employee Share Option Plan

The Company grants two types of awards, (a) non-performance options, which are options with a vesting period, but no additional performance criteria is necessary to vest, and (b) performance goals options, which are contingent upon meeting specified performance goals.

Non performance options:

The following assumptions were made in the computation of the fair value of each option award using the Black-Scholes option-pricing model.

Three months ended March 31, 2013
Expected dividend yield	0%
Expected volatility	86%
Risk-free interest rate	0.36%
Expected life - in years	2.98-3.5

In the three months ended March 31, 2012 there were no grants of non performance based options.

A summary of option activity for non-performance options (options with a vesting period, but no additional performance criteria necessary to vest) under the Employee Option Plan as of March 31, 2013 , and changes during the three month period then ended are presented below:

Options	Number of options
Outstanding at January 1, 2013	8,319,987
Granted	1,805,000
Exercised	(19,387)
Forfeited or expired	(945,528)
Outstanding at March 31, 2013	9,160,072
Exercisable at March 31, 2013	1,923,016

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 5 - Employee Share Option Plan (continued)

Performance based options:

A summary of performance based option activity under the Plan as of  March 31, 2013, and changes during the three-month period ended are presented below:

Options	Number of options
Outstanding at January 1, 2013	811,885
Forfeited or expired	(18,536)
Outstanding at March 31, 2013	793,349
Exercisable at March 31, 2013	37,687

 During the three-month period ended March 31, 2013 none of the performance goals were achieved.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 6 - Fair Value Financial Instruments

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis, segregated by classes:

	December 31, 2012
	Fair Value Measurements at Reporting Date U.S. dollars In thousands
	Level 1	Level 2	Level 3	Total
Liabilites:
Derivative component in convertible notes presented among long-term liabilities			$22	$22
Convertible subordinated notes, Series B	$528			$528

	March 31, 2013
	Fair Value Measurements at Reporting Date U.S. dollars In thousands
	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative component in convertible notes presented among long-term liabilities			$272	$272
Convertible subordinated notes, Series B (including accrued interest)	$1,040			$1,040

The fair value of the Series A convertible subordinated notes at March 31, 2013, as traded on the Tel Aviv Stock Exchange was approximately $3.2 million  (December 31, 2012 - $2.1 million).

There were no changes between Level 1 and Level 2 during the three-month period ended March 31, 2013.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 7 - Geographical Location of Revenues And Revenues From Principal Customers:

a.
Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows

	Three months ended
	March 31,
	2012	2013
	U.S. dollars in thousands

India	$138	-
Europe	498	$256
Latin America	334	1,039
Japan	1,153	184
Scandinavia	587	433
Other	531	368
	$3,241	$2,280

b.	Revenues from principal customers - revenues from a single customer that exceed 10% of total revenues in the relevant period:

	Three months ended
	March 31,
	2012	2013
	U.S. dollars in thousands

Customer A	$497	$171
Customer B	332	537
Customer C	587	433
Customer D	405	192
Customer E	186	435

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 8 - Commitments and Contingent Liability:

a.       Royalty commitment:

The Company benefits from government grant programs that may be reduced and may be unavailable to it in the future. The Company’s participation in these programs restricts its ability to freely transfer manufacturing rights and technology out of Israel.

Since its inception, the Company has relied on grants from the Israeli government and other institutions for the financing of a portion of its product development expenditures. Due to reductions in the Company’s research and development personnel as well as reductions from time to time in the budget of Israel’s Office of the Chief Scientist of the Ministry of Economy, the amount of grants the Company receives from the Israeli government in the future is expected to be lower than in prior years, if it receives any at all. The Company did not recognize any grants during the three-month period ended March 31, 2013.

Generally, according to Israeli law, any products developed with grants from the Office of the Chief Scientist, or OCS, are required to be manufactured in Israel, unless the Company obtains prior approval of a governmental committee. As a condition to obtaining this approval, the Company may be required to pay the OCS up to 300% of the grants it receives and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. The  Company has obtained an approval from the OCS to manufacture part of its products outside Israel. The Company intends to keep sufficient manufacturing activities in Israel so that it will be subject to a repayment percentage of up to 150% of the grants it received. In addition, the Company is prohibited from transferring to third parties the knowhow developed with these grants without the prior approval of a governmental committee. If such approval is given, the Company may be required to pay the OCS all or significant portion of the proceeds from transferring to third parties the knowhow developed with these grants. The total aggregate contingent liability of the Company in respect of royalties to the Government of Israel at March 31, 2013 was approximately $18 million.

In addition, the OCS has claimed that the Company is required to repay grants related to a research and development project that was cancelled. The Company is disputing some of the claims made by the OCS and are attempting to negotiate a settlement of the claim. While the Company has made a provision in its financial statements to cover the estimated outcome of this claim, the amount the Company ultimately may pay may exceed its estimate. If the Company cancels additional projects, the OCS may demand the repayment of grants it received in the past. The OCS may also dispute the Company’s  reports related to its manufacturing activities outside of Israel.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 8 - Commitments and Contingent Liability (continued):

b.       Lease commitment:

The Company also has lease commitments mainly for the rental of its office in Tel Aviv.

In June 2012, the Company signed an agreement to extend its lease period from January 1, 2013 to December 31, 2015. The Company has an option to terminate all or portion of its lease by six months’ advance notice.

In the third quarter of 2012, the Company gave its lessor an advance six-month notice of its attention to vacate a significant portion of the leased area. The area was vacated in the first quarter of 2013.

NOTE 9 – Earnings Per Share

During the three-month period ended March 31, 2013 and 2012 no shares which could be issued in connection with the conversion of Series A and Series B convertible notes or exercise of options or warrants, were taken into account in the calculation of diluted earnings per share because of their anti-dilutive effect.